UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers and Appointment of Directors or Certain Officers

On August 31, 2022, Guardforce AI Co., Limited (the “Company” or “Guardforce AI”) announced that Terence Wing Khai Yap (“Mr. Yap”) resigned as the Chairman of the Board of the Company, and Ms. Chung Chi Ng (“Ms. Ng”) resigned as the Chief Financial Officer of the Company, effective as of August 31, 2022. Mr. Yap and Ms. Ng’s decisions to resign were not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operation, policies (including accounting or financial policies) or practices.

On the same date, the board of directors (the “Board”) of the Company appointed Ms. Lei Wang (“Ms. Wang”) as the Chairman of the Board of the Company, Mr. Lin Jia (“Mr. Jia”) as the President of the Company, Mr. Yu-Heng Ma (“Mr. Ma”) as the Chief Financial Officer of the Company and Mr. Mingchang Liu (“Mr. Liu”) as the Chief Technology Officer of the Company.

Lei Wang has been the Chief Executive Officer of Guardforce AI since June 2019 and a Director of Guardforce AI since January 2020. Ms. Wang also served as the Chairman of the Supervisory Board, Director and Vice President, Board Vice Chairman and Chief Executive Officer, and Board Vice Chairman of China Security & Fire Co., Ltd. (A-Share Stock Code of PR China: SH600654). She brings more than 15 years of capital markets and security industry experience. Ms. Wang graduated with a Master of Business Administration from the Chinese University of Hong Kong.

Prior to his appointment as President, Lin Jia served as Guardforce AI’s Head of Research & Development since May 2022. He brings extensive experience in the robotics industry, having served as the Chief Operating Officer and Chief Technology Officer at Shenzhen Intelligent Guardforce Robot Co., Ltd, a leading robotics company that specializes in the design, manufacturing, and application of service robots in Mainland China. During this time, he led a team of more than 300 R&D engineers to develop Robotics-as-a-Service (RaaS), Platform-as-a-Service (PaaS), and Software-as-a-Service (SaaS) products, as well as the hardware framework for indoor universal mobile robots. He also established and managed the sales, marketing, and technical teams for the RaaS business in more than 30 cities across Mainland China. Previously, Mr. Jia served as the Deputy General Manager at Shenzhen Kewei Robot Technology Co., Ltd where he oversaw daily operations of the Sales, Marketing, Tech Support, and Product departments. Prior to that, he worked as Manager of the Supply Chain & Product Center at Shenzhen Zhongzhi Kechuang Robot Co., Ltd and Deputy Manager of Product Center. Mr. Jia graduated from the University of Electronic Science and Technology of China with a Master’s degree in Engineering and obtained his Bachelor of Engineering degree from the Harbin Institute of Technology.

Yu-Heng Ma brings more than 20 years of experience in finance and accounting, including with several publicly listed companies. He previously served as Chief Financial Officer at China Grand Star Luxury Cars Investment Holdings Limited, where he oversaw the deployment of strategic business plans to achieve accounting, compliance, and revenue targets. He also served as Chief Financial Officer & Executive Vice President of Summi Group (HKEX:00756), where he was responsible for fundraising, bank loan restructuring, and developing import and distribution strategies to increase profit margins. Prior to joining Summi, he was a Vice President of Taipei Fubon Commercial Bank (TWEX:2881) and held senior financial positions at other banks. Mr. Ma has been an independent non-executive director of China Fordoo (HKEX:02399) since March 16, 2022 and U-ton Future (HKEX:06168) since May 25, 2022. Mr. Ma is a member of Certified Practising Accountant Australia. Mr. Ma graduated from Da-Yeh University in Taiwan with an MBA degree and from Soochow University in Taiwan with a Bachelor of Business Administration degree in Business Mathematics.

Mingchang Liu has served as Manager of the Technical Development Department at Shenzhen GFAI Robot Technology Co., Ltd, a wholly-owned and recently acquired subsidiary of Guardforce AI since March 2022. Since joining the Company, he has been responsible for product globalization and localization, conception and construction of the product business models and external cooperation. He specializes in globalization of high-tech products and is experienced in developing multi-language AI voice interaction solutions. He has also led a team launching related technology solutions on three robotic applications. Mr. Liu is experienced in vision algorithm image processing signal chain based on Field Programmable Gate Array (FPGA). Previously, he worked as Manager of the Technical Development Department at Guardforce AI (Hong Kong) Co., Ltd, a wholly-owned subsidiary of Guardforce AI. Prior to that, Mr. Liu served as Manager of the Technical Department in the Global Business Center at Shenzhen Intelligent Guardforce Robot Technology Co., Ltd. Mr. Liu graduated from the University of Liverpool with a Master’s degree in Microelectronics Systems.

Ms. Wang, Mr. Jia, Mr. Ma and Mr. Liu were appointed until her or his successor are duly elected and qualified. There are no arrangements or understandings among Ms. Wang, Mr. Jia, Mr. Ma and Mr. Liu and any other persons pursuant to which they were selected the Chairman of the Board, the President, the Chief Financial Officer and the Chief Technology Officer. There are no family relationships among the newly appointed Chairman of the Board, the President, the Chief Financial Officer, the Chief Technology Officer and our directors or officers that would require disclosure under Item 401(d) of Regulation S-K. There has been no transaction, nor is there any currently proposed transaction, between any of the above director and officers and the Company that would require disclosure under Item 404(a) of Regulation S-K.

On August 31, 2022, the Company entered into a consulting agreement with Ms. Wang, effective as of August 31, 2022 (the “Wang Consulting Agreement”). The Wang Consulting Agreement provides Ms. Wang with an annual base salary of $390,000.

On the same day, the Company entered into a consulting agreement with Mr. Jia, effective as of August 31, 2022 (the “Jia Consulting Agreement”). The Jia Consulting Agreement provides Mr. Jia with an annual base salary of $140,000.

On the same day, the Company entered into a consulting agreement with Mr. Ma, effective as of August 31, 2022 (the “Ma Consulting Agreement”). The Ma Consulting Agreement provides Mr. Ma with an annual base salary of $210,000.

On the same day, the Company entered into a consulting agreement with Mr. Liu, effective as of August 31, 2022 (the “Liu Consulting Agreement”). The Liu Consulting Agreement provides Mr. Liu with an annual base salary of $80,000.

The summary of the Wang Consulting Agreement, Jia Consulting Agreement, Ma Consulting Agreement and Liu Consulting Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the their consulting agreements, a form of which is attached to this Report on Form 6-K as Exhibit 10.1 and incorporated by reference herein.

The Company issued a press release on August 31, 2022, announcing the appointment of Ms. Wang, Mr. Jia, Mr. Ma and Mr. Liu as the Company’s Chairman of the Board, the President, the Chief Financial Officer and the Chief Technology Officer, a copy of which is attached to this Form 6-K as Exhibit 99.1.

This current report of Form 6-K and the attached Exhibit 99.1 press release are incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission on January 5, 2022, (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Commission on February 9, 2022, and (iii) the prospectus dated June 14, 2022 contained in the Company’s Post-Effective Amendment No. 1 to the Form F-1 registration statement on Form F-3 (SEC File No. 333-258054) declared effective by the Securities and Exchange Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Consulting Agreement between Guardforce AI Co., Limited and officers
99.1	Press Release: Guardforce AI Announces New Executive Leadership Team, August 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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